UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6 - K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

June 13, 2002

YELL FINANCE B.V.
(Translation of Registrant's Name Into English)

Queens Walk, Oxford Road, Reading, Berkshire RG1 7PT, England
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3 - 2(b) under the Securities Exchange Act of 1934.

Yes __ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b) : 82 - ______.

FOR RELEASE IN THE UNITED STATES

YELL

June 13, 2002

NOTICE TO HOLDERS OF YELL FINANCE B.V. SENIOR NOTES

Yell Finance B.V. announces that its parent company, Yell Group plc, has announced the launch of a capital raising of approximately £750 million, which is expected to price on or around July 3, 2002. We expect that a portion of the net proceeds will be used to repay existing debt of our parent company. In addition, we expect that a portion of the net proceeds will be provided to us, which we expect to use, together with other of our existing cash resources, to repay approximately £600 million of existing indebtedness, including approximately £250 million under our senior credit facilities, a $250 million (£176 million) bridge facility entered into in connection with the McLeod acquisition and up to 35% (£174 million) of the senior notes pursuant to the optional redemption features under the indentures.

Yell Group plc has also announced a new Board of Directors, which comprises the following members:

Robert Scott	Chairman (non-executive)
John Condron	Chief Executive Officer
John Davis	Chief Financial Officer
Charles Carey	Director (non-executive)
John Coghlan	Director (non-executive)
Joachim Eberhardt	Director (non-executive)
Lyndon Lea	Director (non-executive)
Lord Powell of Bayswater	Director (non-executive)

Robert Scott (60) retired as group Chief Executive of CGNU plc in 2001, having previously held the same position with CGU plc and General Accident plc, where he was an associate director since 1992. He was also Chairman of the Association of British Insurers in 2000-2001 having been a board member for four years and a member of the President's Committee of the CBI 1998-2000. He is currently a non-executive director of The Royal Bank of Scotland Group plc, its subsidiary companies, Royal Bank of Scotland plc and National Westminster Bank plc, as well as Jardine Lloyd Thompson Group and Swiss Reinsurance Company Zurich.

John Condron (52) joined Yellow Pages in 1980. He was appointed Managing Director of the Yellow Pages Group in 1994. Prior to that, in 1992 John was appointed Managing Director of Yellow Pages Sales Ltd, alongside the role of Marketing and Sales Controller, a post he had held since 1987. John is Chairman of the UK's Directory and Database Publishers Association and a member of the UK government's Advisory Committee on Advertising.

John Davis (40) joined Yell Group in September 2000 having previously been Group Finance Director of Yahoo! Europe. Prior to that, he worked for Pearson plc as Chief Financial Officer for their US operations and as Finance Director of the Financial Times Group Limited. John's corporate career began with EMAP plc, where he held a variety of positions including Director of Corporate Finance/Treasury and Finance Director of EMAP Radio.

Charles Carey (48) is currently a consultant and member of the board of directors of News Corporation, Inc. He is also a member of the board of directors of Gateway, Inc. He joined News Corporation and The Fox Entertainment Group in 1988 and served in numerous roles including, until January 2002, co-chief operating officer and from 1992-1994 as executive vice chairman of Fox Entertainment Group, Inc. Prior to joining News Corporation, Mr Carey was employed at Columbia Pictures from 1981-1987 in a number of senior roles.

John Coghlan (44) is currently deputy chief executive and group finance director of Exel plc and a director of the Freight Transport Association in the UK. Mr Coghlan is a qualified chartered accountant and worked for Arthur Andersen for 8 years before joining Tomkins plc, where he spent several years in various financial roles.

Joachim Eberhardt (38) is currently Managing Director for DaimlerChrysler UK Ltd which he joined in 1999. He previously worked for Mercedes-Benz in Germany from 1985 to 1988, Mercedes-Benz of North America from 1988 to 1996 and again at the Daimler-Benz AG headquarters in New Jersey, USA. He returned to the US in early 1998 to take up the position of Vice President, Marketing. He is currently a non-executive director of a number of DaimlerChrysler owned subsidiaries.

Lyndon Lea (33) is a Partner of Hicks Muse. Mr Lea currently serves on the boards of Premier International Foods Ltd, Christie-Tyler Ltd, Eurotax/Glass's Holding and Burton's Foods Ltd. Prior to joining Hicks Muse in 1998, Mr Lea served at Glenisla, the European affiliate of Kohlberg Kravis Roberts & Co, and served in the investment banking division of Schroders in London and in the M&A department of Goldman Sachs in NY.

Lord Powell (60) is currently UK chairman of Moet Hennessy – Louis Vuitton and a director of Sagitta Asset Management Ltd, Matheson & Co, Textron Corporation, Caterpillar Inc., Mandarin Oriental Hotel Group, and British Mediterranean Airways, amongst others. Lord Powell is also a member of a number of advisory boards, has a number of consultancies and is a trustee for a number of non-profitable organisations.

For further information please contact:
Yell
Richard Duggleby - Head of External Relations
Tel - +44 (0)118 950 6206 Mobile - + 44 (0) 7860 733488
E-mail – richard.duggleby@yellgroup.com

Jill Sherratt – Head of Investor Relations
Tel - +44 (0)118 950 6239 Mobile - +44 (0) 7764 879808
E-mail – jill.sherratt@yellgroup.com

This announcement does not contain or constitute an offer of securities for sale in the United States. The securities offered have not been and will not be registered under the US Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. Stabilisation/FSA.

McLeodUSA Media Group, Inc. and Subsidiaries

Consolidated Financial Statements

For the Years Ended December 31, 2001, 2000 and 1999

Report of Independent Accountants

To the Stockholder of McLeodUSA Media Group, Inc.
(a wholly owned subsidiary of McLeodUSA Inc.)

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, cash flows and stockholder's equity present fairly, in all material respects, the financial position of McLeodUSA Media Group, Inc. and its subsidiaries (the "Company") at December 31, 2001, 2000 and 1999, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 11 to the financial statements, the Company was sold to Yell Group on April 16, 2002.

PRICEWATERHOUSECOOPERS LLP

Chicago, Illinois
May 17, 2002

McLeodUSA Media Group, Inc.
(a wholly owned subsidiary of McLeodUSA Inc.)

Consolidated Balance Sheets
December 31, 2001, 2000 and 1999
(dollars in thousands)

ASSETS	2001	2000	1999
Current assets:			
Cash and cash equivalents	$ 3,589	$ 3,878	$ 7,888
Accounts receivable, net	84,709	68,606	53,612
Deferred expenses	36,803	35,260	27,883
Prepaid expenses and other	3,642	3,202	3,909
Total current assets	128,743	110,946	93,292
Property and equipment, net	36,279	35,406	36,794
Intangibles assets, net	316,109	320,297	284,507
Total assets	$ 481,131	$ 466,649	$ 414,593
LIABILITIES AND STOCKHOLDER'S EQUITY			
Current liabilities:			
Accounts payable	$ 5,093	$ 14,540	$ 14,460
Accrued expenses	6,300	12,340	11,153
Deferred revenue	30,511	28,156	21,922
Other current liabilities	1,270	1,488	6,546
Total current liabilities	43,174	56,524	54,081
Payable to McLeodUSA Inc. and its affiliates, net	561,126	507,621	434,870
Long-term liabilities	1,641	2,917	2,601
Total liabilities	605,941	567,062	491,552
Commitments and contingencies (Notes 3, 8 and 9)			
Stockholder's equity (deficit):			
Common stock, 2,681,731 shares authorized, issued and outstanding	1	1	1
Retained deficit	(124,811)	(100,414)	(76,960)
Total stockholder's equity	(124,810)	(100,413)	(76,959)
Total liabilities and stockholder's equity	$ 481,131	$ 466,649	$ 414,593

The accompanying notes are an integral part of these consolidated financial statements.

McLeodUSA Media Group, Inc.
(a wholly owned subsidiary of McLeodUSA Inc.)

Consolidated Statements of Operations
For the Years Ended December 31, 2001, 2000 and 1999
(dollars in thousands)

	2001	2000	1999
Revenue, net	$ 298,411	$ 253,871	$ 211,313
Cost of sales	107,113	88,748	81,831
Gross profit	191,298	165,123	129,482
Operating expenses:			
Selling, general and administrative	120,739	111,977	88,965
Management fee, McLeodUSA, Inc.	7,035	5,954	7,235
Provision for bad debt	15,744	12,994	16,438
Depreciation and amortization	35,837	32,373	24,013
Total operating expenses	179,355	163,298	136,651
Total operating income (loss)	11,943	1,825	(7,169)
Nonoperating income (expense):			
Interest expense, McLeodUSA, Inc.	(36,202)	(25,783)	(41,858)
Interest income and other, net	54	554	(648)
Total nonoperating expense	(36,148)	(25,229)	(42,506)
Loss before income taxes	(24,205)	(23,404)	(49,675)
Provision for income taxes	192	50	81
Net income (loss)	$ (24,397)	$ (23,454)	$ (49,756)

The accompanying notes are an integral part of these consolidated financial statements.

McLeodUSA Media Group, Inc.

(a wholly owned subsidiary of McLeodUSA Inc.)

Consolidated Statements of Cash Flows
For the Years Ended December 31, 2001, 2000 and 1999
(dollars in thousands)

	2001	2000	1999
Cash flows from operating activities:			
Net loss	$ (24,397)	$ (23,454)	$ (49,756)
Adjustments to reconcile net income (loss) to net cash used in operating activities:			
Depreciation and amortization of property and equipment	9,353	10,855	7,137
Amortization of intangible assets	26,484	21,518	16,876
Loss on disposal of equipment	-	817	-
Changes in operating assets and liabilities:			
(Increase) decrease in accounts receivable	(16,982)	(14,995)	10,693
(Increase) decrease in deferred expenses	(1,364)	(7,154)	715
Decrease (increase) in prepaid expenses	244	212	(702)
(Decrease) increase in accounts payable and accrued expenses	(13,207)	1,510	(27,765)
Increase in deferred revenue	2,005	5,903	1,879
Increase (decrease) in operating and other assets and liabilities	(1,259)	469	6,950
Net cash used in operating activities	(19,123)	(4,319)	(33,973)
Cash flows from investing activities:			
Capital expenditures	(10,564)	(9,282)	(8,441)
Acquisitions, net of cash acquired	(23,171)	(61,396)	(64,406)
Net cash used in investing activities	(33,735)	(70,678)	(72,847)
Cash flows from financing activities:			
Increase in payable to McLeodUSA, Inc. and its affiliates	53,505	72,751	115,388
Principal payments on capital lease obligations and other	(936)	(1,764)	(5,317)
Net cash provided by financing activates	52,569	70,987	110,071
Net (decrease) increase in cash and cash equivalents	(289)	(4,010)	3,251
Cash and cash equivalents:			
Beginning of year	3,878	7,888	4,637
End of year	$ 3,589	$ 3,878	$ 7,888
Cash paid during the year for:			
Interest	$ 114	$ 152	$ 156
Income taxes	$ 559	$ 48	$ 76
MCLD common stock paid for acquisition	$ -	$ -	$ 127,000

The accompanying notes are an integral part of these consolidated financial statements.

McLeodUSA Media Group, Inc.
(a wholly owned subsidiary of McLeodUSA Inc.)

Consolidated Statements of Changes in Stockholder's Equity
For the Years Ended December 31, 2001, 2000 and 1999
(dollars in thousands)

	Common Stock Shares	Common Stock	Retained Earnings	Total
Balance, December 31, 1998	2,681,731	$ 1	$ (27,204)	$ (27,203)
Net loss	-	-	(49,756)	(49,756)
Balance, December 31, 1999	2,681,731	1	(76,960)	(76,959)
Net income	-	-	(23,454)	(23,454)
Balance, December 31, 2000	2,681,731	1	(100,414)	(100,413)
Net income	-	-	(24,397)	(24,397)
Balance, December 31, 2001	2,681,731	1	$ (124,811)	$ (124,810)

The accompanying notes are an integral part of these consolidated financial statements.

(dollars in thousands)

1. Nature of Business and Basis of Presentation

Nature of Business

McLeodUSA Media Group, Inc. and Subsidiaries (the "Company") are publishers of telephone directories in 26 states of the United States of America. Revenues are principally derived from advertising in such publications. The Company is a wholly owned subsidiary of McLeodUSA Inc. ("MCLD") at December 31, 2001 and is wholly dependent upon MCLD for financing its operations. The Company was formed in 1986 and was acquired by MCLD in September 1996 in a transaction accounted for as a purchase.

The consolidated financial statements of the Company reflect the results of operations and cash flows of the Company during each respective period. Under MCLD ownership, the Company's operations were a separate legal entity of MCLD. The historical financial statements have been prepared using MCLD's historical basis in the assets and liabilities and the results of the Company's business. The financial information contained herein may not reflect the consolidated financial position, operating results, changes in stockholder's equity and cash flows of the Company in the future, or what they would have been had the Company been a separate stand-alone entity during the periods presented.

The consolidated financial statements include allocations of certain MCLD expenses. The expense allocations have been determined on the basis that MCLD and the Company considered to be reasonable reflections of the utilization of services and resources provided by MCLD (see Note 4).

In June 1997, the FASB issued Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information (SFAS 131). This statement establishes standards for reporting information about operating segments in annual financial statements and requires selected information about operating segments in interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas and major customers. Under SFAS 131, operating segments are to be determined consistent with the way that management organizes and evaluates financial information internally for making operating decisions and assessing performance. The Company operates in one reportable segment.

Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Changes in estimates are recorded in the statement of operations in the period in which such changes take place. Included in income in 2001 are changes in estimates for the allowance for doubtful accounts and accrued expenses. The impact of these changes was to increase income by $4,700 of which $2,100 related to the allowance for doubtful accounts and $2,600 related to accrued production and other expenses. Included in income in 2000 are changes in estimates for the allowance for doubtful accounts totaling $1,900. Management determined during the respective years that such estimated amounts were excess and that such amounts should be reversed.

A summary of the Company's significant accounting policies follows:

Principles of Consolidation

The consolidated financial statements include the accounts of McLeodUSA Media Group, Inc. and its wholly owned subsidiaries:

McLeodUSA Publishing Company

Consolidated Communications Directories, Inc.

Frontier Directory Co. of Minnesota, Inc.

Frontier Directory Company of Nebraska, Inc.

J-Mar Publishing Company, Inc.

All significant intercompany accounts and transactions between the Company and its subsidiaries have been eliminated in consolidation.

Revenue and Expense Recognition

Revenue (net of discounts) is recognized upon publication of directories, which corresponds with substantial distribution and is when the earnings process is complete. Customers may select a standard and customary installment payment schedule for services rendered which does not exceed twelve months from the publication date.

Deferred expenses consist of production (consisting of pre-press, paper, printing and binding) and direct and incremental selling costs for directories before publication. These costs are recognized in cost of sales when the related directory is published and the related revenue from the directory is recognized.

Deferred revenue consists of cash received from customers prior to directory publication. These deposits are recorded as revenue when the related directory is published.

Revenue and selling, general and administrative expense includes contracts for bartering advertising space primarily with various media companies. Barter revenues are recognized in the month of publication. Barter expense is also recognized in the month of publication, as trade costs are direct costs of the directory. These revenues and expenses totaled approximately $5,840, $4,243 and $2,828 for the years ended December 31, 2001, 2000 and 1999, respectively and were valued at the lower of the fair value of the advertising provided or received.

The Company provides for losses on uncollectable receivables. Such provisions are based upon historical collection experience and the current estimates and assumptions regarding ultimate collectability of billed and unbilled accounts receivable. Such estimates and assumptions are based on a number of conditions including the nature of the market location in which each directory is published, the general economic conditions present in each market and standard and customary installment payment terms.

(dollars in thousands)

Concentration of Credit Risk

The Company believes it is not subject to a concentration of credit risk as revenues are not significantly concentrated in any single directory, industry, geographic region or customer. However, credit losses have represented a cost of doing business due to the nature of the customer base (predominantly small businesses).

Cash and Cash Equivalents

Cash and cash equivalents include highly liquid investments with a maturity of less than 3 months when purchased.

Property and Equipment

Property and equipment are stated at cost or estimated fair value at date of acquisition. Expenditures that significantly extend useful lives are capitalized. Maintenance and repairs are charged to expense as incurred. Depreciation and amortization is recorded using the straight-line method based on the following estimated useful lives:

Asset Description	Years
Building	39
Building improvements	5
Furniture, fixtures and equipment	3-7

Depreciation expense was $9,353, $10,855 and $7,137 for the years ended December 31, 2001, 2000 and 1999, respectively.

In 2000, the Company converted the production system used to design, produce and paginate their yellow page advertising. As a result, the useful life of the existing production system was reduced resulting in an additional $1,738 of depreciation expense in fiscal 2000.

Costs related to internal use software are capitalized in accordance with AICPA Statement of Position No. 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use". These costs are amortized on a straight-line basis over a 3-year period. Such capitalized costs were $1,174, $2,179 and $4,865 as of December 31, 1999, 2000 and 2001, respectively. Depreciation expense recognized was $256, $559 and $918 as of December 31, 1999, 2000 and 2001, respectively.

Intangible Assets

Intangible assets resulting from MCLD's acquisition of the Company and the Company's acquisition of other telephone directory businesses are amortized using the straight-line method over the following estimated useful lives:

Asset Description	Years
Goodwill	15-25
Other intangible assets, primarily customer lists and noncompete agreements	3-15

In accordance with Statement of Financial Accounting Standards ("SFAS") No. 121, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, the Company assesses long-lived assets to be held and used for impairment. The Company will recognize an impairment loss if the estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition are less than the carrying amount of the asset. The impairment loss is measured as the amount by which the carrying amount of the asset exceeds the fair value of the asset.

Income Tax

The Company's provision for income taxes has been computed on a separate return basis. The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Net deferred tax assets are reduced by a valuation allowance when appropriate (see Note 6). Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Fair Value of Financial Instruments

In accordance with requirements of SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," the following methods and assumptions were used by the Company in estimating the fair value disclosures.

Current Assets and Liabilities

The carrying amounts approximate fair values because of short maturities of these instruments.

Long-Term Liabilities

The carrying amounts approximate fair values due to the contractual nature of these obligations.

(dollars in thousands)

Comprehensive Income

The Company does not have any components of comprehensive income.

Earnings Per Share

Earnings per share is not presented as the Company is a wholly-owned subsidiary of MCLD.

New Accounting Pronouncements

In June, 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This standard requires that an entity recognize derivatives as either assets or liabilities on its balance sheet and measure those instruments at fair value. SFAS No. 133, as amended, is effective for fiscal years beginning after June 15, 2000. The Company adopted the requirements of SFAS No. 133 in the first quarter of the fiscal year 2002. The Company does not hold any derivative instruments or engage in hedging activities. As such, the adoption of this pronouncement had no effect on the financial position or results of operations of the Company.

In July, 2001, the Financial Accounting Standards Board issued SFAS No. 141, "Business Combinations," to be effective for all business combinations initiated after June 30, 2001. Under the provisions of the statement, the use of pooling-of-interests method of accounting for those transactions is prohibited and all business combinations should be accounted for using the purchase method of accounting. The Company adopted this pronouncement on July 1, 2001.

In July, 2001, the Financial Accounting Standards Board issued SFAS No. 142, "Goodwill and Other Intangible Assets." This pronouncement is effective for all fiscal years beginning after December 15, 2001, and will be adopted by the Company in the first quarter of fiscal year 2002. As part of the adoption of SFAS No. 142, the Company will no longer amortize goodwill or intangible assets with indefinite lives related to existing goodwill and intangible assets or related to acquisitions subsequent to July 1, 2001. The Company will also test for impairment of goodwill at least annually. The Company will reassess the value and useful lives of goodwill and intangible assets previously recorded in connection with prior acquisitions. Certain identifiable intangible assets with finite lives will continue to amortize over their respective useful lives. The Company believes the annual impact on amortization expense before considering events disclosed in Note 11 is approximately $7 million in 2002 upon adoption of SFAS No. 142 as amortization related to goodwill will no longer need to be recorded as a period expense.

(dollars in thousands)

In 2001, the Financial Accounting Standards Board issued SFAS No. 143, "Asset Retirement Obligations." This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. Under this statement, the asset retirement liability is discounted and accretion expense is recognized each year using the credit-adjusted risk-free interest rate in effect when the liability was initially recognized. The statement is effective for fiscal years beginning after June 15, 2002, and will not materially impact the Company.

In 2001, the Financial Accounting Standards Board issued SFAS No. 144, "Accounting for the impairment of Long-Lived Assets." This statement supercedes SFAS No. 121, removing goodwill and intangible assets not being amortized from the scope of the SFAS No. 121 impairment analysis. This statement also revises SFAS No. 121 criteria for classifying assets as held for sale. This statement is effective for fiscal years beginning after December 15, 2001. The Company is currently assessing the impact of this statement.

2. Acquisitions

The Company acquired a number of directory businesses in the three years ended December 31, 2001. The aggregate purchase price of such acquisitions was as follows:

Year	Total Approximate Purchase Price
1999	$ 194,629
2000	57,753
2001	23,490

All acquisitions were accounted for as purchases and, accordingly, the excess purchase price over net assets acquired and identifiable intangible assets was recorded as goodwill. The operations of the acquired companies are included in the accompanying financial statements commencing on the date of acquisition. Certain acquisitions in 1999 were paid for with MCLD Class A Common Stock for a total of 22.7 million shares and 300 thousand options of MCLD common stock. MCLD also paid outstanding obligations of the companies acquired of approximately $27 million.

The unaudited proforma financial information related to acquisitions in fiscal year 1999 and 2000 are not presented, as the actual amounts are included in the year-end results of 2001. Proforma financial information for the acquisition in fiscal year 2001 has not been presented for fiscal 2000 as the amounts are considered to be immaterial.

(dollars in thousands)

3. **Balance Sheet Accounts**

Accounts Receivable, Net

Accounts receivable consist of the following at December 31, 2001, 2000 and 1999, respectively:

	2001	2000	1999
Accounts receivable:			
Billed	$ 36,859	$ 32,229	$ 25,186
Unbilled	70,039	58,312	45,405
	106,898	90,541	70,591
Less reserve for bad debts	(22,189)	(21,935)	(16,979)
Total	$ 84,709	$ 68,606	$ 53,612

Property and Equipment, Net

Property and equipment consist of the following at December 31, 2001, 2000 and 1999, respectively:

	2001	2000	1999
Land	$ 20,866	$ 17,518	$ 17,350
Furniture, fixtures and equipment	46,797	43,358	34,834
	67,663	60,876	52,184
Less accumulated depreciation	(31,384)	(25,470)	(15,390)
Total	$ 36,279	$ 35,406	$ 36,794

Intangible Assets, Net

Intangible assets consist of the following at December 31, 2001, 2000 and 1999, respectively:

	2001	2000	1999
Goodwill	$ 121,038	$ 121,511	$ 121,570
Customer lists	188,291	176,966	148,889
Non-compete agreements	81,422	70,062	40,767
	390,751	368,539	311,226
Less accumulated amortization	(74,642)	(48,242)	(26,719)
Total	$ 316,109	$ 320,297	$ 284,507

(dollars in thousands)

Accrued Expenses

Accrued expenses consist of the following at December 31, 2001 and 2000:

	2001	2000	1999
Accrued payroll and related expenses	$ 3,960	$ 6,349	$ 4,188
Accrued sales commissions	971	808	801
Other accrued expenses	1,369	5,183	6,164
Total	$ 6,300	$ 12,340	$ 11,153

Capital Leases and Other

Capital leases and other long-term obligations consist of the following at December 31, 2001, 2000 and 1999, respectively:

	2001	2000	1999
Capitalized leases, due in various monthly payments, bearing interest at 6.5% to 9.5%, through August 2003, collateralized by equipment	$ 994	$ 1,357	$ 1,784
Deferred payments, due on various acquisitions, noninterest-bearing payments due year 2001 through 2006	1,916	1,908	5,924
Deferred compensation plan, payments due through February, 2001, including interest at 6%	-	49	339
Total debt	2,910	3,314	8,047
Other long term liabilities	1	1,091	1,100
Less - current maturities	(1,270)	(1,488)	(6,546)
Total long-term obligations	$ 1,641	$ 2,917	$ 2,601

Payments required on long-term obligations at December 31, 2001 are as follows:

2002	$ 1,270
2003	1,012
2004	445
2005	90
2006	93
Thereafter	-
	$ 2,910

(dollars in thousands)

The short-term portion of these obligations are classified in other liabilities.

4. **Payable to MCLD and Affiliates**

McLeod has no operating debt other than the debt described in Note 3. McLeod finances its operations through borrowings from MCLD. At December 31, 1999, 2000 and 2001, the net amount due to MCLD was $434,870, $507,621 and $561,126, respectively. While the obligation does not have a stated interest rate and has no stated due date, MCLD had a practice of allocating its financing costs to its subsidiaries on the percentage of revenue basis. The average balance due to MCLD was $297,741, $471,246 and $534,374 during 1999, 2000 and 2001, respectively.

5. **Employee Benefit Plans**

The Company's eligible employees can elect to participate in the MCLD 401(k) plan. MCLD contributes its common stock as a matching contribution to the 401(k) plan. The Company recorded expense for the matching contribution of approximately $890, $665 and $634 for the years ended December 31, 2001, 2000 and 1999, respectively.

MCLD has a nonqualified deferred compensation plan, which allows selected employees to defer a portion of any compensation received. Those deferred amounts are invested in various funds to provide assets and accumulated earnings to offset the deferred compensation amounts due to the participating employees. The Company has certain employees who participate in this plan. The deferred compensation liabilities are recorded on the financial statements of MCLD. The related compensation expense is reflected in the accompanying statement of operations.

MCLD has an "Employee Stock Purchase Plan" in which the Company's employees are eligible to participate. Under the plan, employees may purchase up to an aggregate of 6,000,000 shares of Class A common stock through payroll deductions. Employees of MCLD who have been employed more than 90 days and who are regularly scheduled to work more than 20 hours per week are eligible to participate in the plan, provided that, they own less than 5% of the total combined voting power of all classes of stock of MCLD. The purchase price for each share will be determined by the Compensation Committee, but may not be less than 85% of the closing price of the Class A common stock on the first or last trading day of the applicable purchase period, whichever is lower. No employee may purchase in any calendar year Class A common stock having an aggregate fair value in excess of $25 as determined by the closing price of the Class A common stock on the first trading day of the relevant purchase period or periods. Upon termination of employment, an employee other than a participating employee who is subject to Section 16(b) under the Securities Exchange Act of 1934, as amended, will be refunded all moneys in his or her account and the employee's option to purchase shares will terminate. The plan will terminate in March, 2006, unless terminated earlier by the Board of Directors. MCLD implemented this plan effective February 1, 1997.

(dollars in thousands)

6. Income Taxes

Income tax expense in the accompanying statements of operations represents primarily Michigan Single Business Tax. For federal income tax purposes, the Company is included in the return of MCLD. The following tables are prepared as if the Company filed income taxes on a stand-alone basis.

Net deferred taxes consist of the following components as of December 31, 2001, 2000 and 1999:

	2001	2000	1999
Deferred tax assets:			
Net operating loss carryforwards	$ 25,682	$ 20,057	$ 14,387
Accruals and reserves not currently deductible	14,232	13,108	10,317
Supplemental retirement pension	-	436	426
Intangibles and other assets	16,300	6,431	2,611
Other	425	48	1,216
	56,639	40,080	28,957
Less -valuation allowance	(52,439)	(34,387)	(17,943)
Total deferred tax assets	4,200	5,693	11,014
Deferred tax liabilities:			
Property and equipment	(674)	265	836
Differences in revenue recognition	2,699	3,868	9,566
Differences in expense recognition	2,175	1,560	612
Total deferred tax liabilities	4,200	5,693	11,014
Net deferred taxes	$ -	$ -	$ -

A valuation allowance has been recognized to offset the related net deferred tax assets due to the uncertainty of realizing the benefit of the loss carryforwards. The Company has available net operating loss carryforwards totaling approximately $59,288, which expire in various amounts in the years 2016 to 2020.

(dollars in thousands)

Reconciliation of the differences between income taxes computed at the federal statutory rate to the effective rate is as follows:

	Years Ended December 31, 2001	2000	1999
Federal statutory tax rate	(35) %	(35) %	(35) %
Management fee and intercompany interest	107	387	(185)
Change in valuation allowance	(80)	(346)	217
Other	8	(6)	3
Effective tax rate	- %	- %	- %

7. **Related-Party Transactions**

The Company has various transactions with MCLD and its other subsidiaries. All such transactions are at recorded at cost and are reflected in appropriate income statement classifications in the accompanying statement of operations for the years ended December 31, 2001, 2000 and 1999:

	2001	2000	1999
MCLD purchases advertising from Company	$ (267)	$ (296)	$ (308)
Company purchases telecommunication services from MCLD	1,075	987	675
Company's commission to MCLD incumbent local exchange carrier subsidiaries on certain directories	1,588	1,925	2,227
Company's allocated share of MCLD employees' health and welfare plan	6,480	5,797	3,976
Company's allocated share of MCLD business insurance	706	665	262
Company's allocated share of MCLD workers' compensation	333	277	173
Management fee for certain services performed by MCLD	7,035	5,954	7,235
Allocation of MCLD finance costs	36,202	25,783	41,858

MCLD charges a management fee to each of its subsidiaries. This management fee allocates a portion of certain corporate salaries and administrative costs to the subsidiaries based upon their percentage of revenues in the consolidated company. The Company has accounted for these management fees by recording as a component of operating expenses those costs which represent services provided to the Company by MCLD. These services consisted primarily of human resources, payroll and other services. The other component of this charge which represents an allocation of MCLD's financing costs to its subsidiaries is computed on a percentage of revenue basis.

During 1999, the Company entered into a series of transactions with MCLD by which it acquired its primary headquarters facilities located in Cedar Rapids, Iowa. These transactions were accounted for at depreciated original cost resulting in net book value to the Company of $15.8 million.

(dollars in thousands)

8. Commitments and Contingencies

The Company leases office facilities in several cities under operating leases with terms greater than six months. The remaining terms on these leases range from approximately six months to five years. Annual minimum lease payments due as of December 31, 2001, under these leases were approximately:

2002	$	3,041
2003		2,601
2004		1,917
2005		1,176
2006		136
Thereafter		-
	$	8,871

The Company also leases office facilities in several cities under operating leases on a temporary basis ranging from two months to six months.

The total rental expense included in the consolidated statements of operations for the years ended December 31, 2001, 2000 and 1999 was approximately $6,371, $5,571 and $4,873, respectively.

The Company was a guarantor for MCLD's credit facility until April 2002.

9. Litigation

From time to time, the Company is involved in legal proceedings, claims and litigation arising in the ordinary course of business. Management believes, however, that the ultimate outcome of all pending litigation will not have a material adverse effect on the Company's financial position, results from operations or liquidity.

10. Consolidated Communications Directories, Inc. ("CCD")

The Company produces directories for other telephone companies (beside McLeodUSA Incorporated) through its CCD subsidiary. In the fourth quarter of fiscal 2000, the Company made the decision to discontinue this line of business by letting the current contracts expire and to not bid on other contracts. In conjunction with this decision, the Company recorded $1,047 in severance and related employee costs. These costs are recorded as selling, general and administrative expenses in the accompanying statements of operations.

(dollars in thousands)

It is anticipated that this line of business will phase out over the next two to three years. Approximate revenue and net income attributed to CCD reflected in the accompanying financial statements are as follows:

	Revenue	Net Income
Year ended December 31:		
2001	$ 21,165	$ 6,787
2000	25,950	2,253
1999	27,331	1,496

11. Subsequent Events

In January, 2002, the Company settled a lawsuit with Review Directories Inc. involving claims of trademark infringement and unfair competition. The Company incurred expenses of $450 in connection with the settlement of this litigation.

In January, 2002, MCLD signed lock-up agreements with the ad hoc committee of holders of MCLD senior notes ("bondholders") to support a recapitalization of MCLD. In order to complete this recapitalization as expeditiously as possible, with the support of its Board of Directors, Secured Lenders, Forstmann Little, the bondholders' ad hoc committee and certain of its preferred stockholders, MCLD filed a prenegotiated plan of reorganization through a Chapter 11 bankruptcy petition filed in the United States Bankruptcy Court for the District of Delaware. The Chapter 11 case includes only the parent company, McLeodUSA Incorporated. None of the operating subsidiaries, which include the Company, are part of the bankruptcy proceeding; On April 5, 2002, the bankruptcy court approved MCLD's plan of reorganization and MCLD has emerged from the bankruptcy proceeding.

In April, 2002 the Company was sold to Yell Group for $600 million. As part of the sale agreement, the Company transferred assets in the amount of $1.6 million (net of accumulated depreciation) to MCLD related to its CCD operations. These assets, primarily consisting of operating facilities, were subsequently sold to a third party and are being leased by the Company.

Prior to the sale, MCLD contributed as capital amounts due from the Company totaling approximately $557 million. In addition, the Company was released as guarantor of MCLD's credit facility and net operating loss carryforwards disclosed in Note 6 were not transferred to the Company.

YELL FINANCE B.V.
PRO FORMA FINANCIAL INFORMATION

Introduction

The following unaudited pro forma financial information for the year ended 31 March 2002 is based on:

- the historical combined and consolidated profit and loss account of Yell Finance B.V. for the year ended 31 March 2002 and the historical consolidated balance sheet of Yell Finance B.V. as at 31 March 2002, as set out in the Yell Finance B.V. Form 6-K dated 16 May 2002; and
- the historical consolidated statement of operations of McLeod for the year ended 31 December 2001 and the historical c onsolidated balance sheet of McLeod as at 31 December 2001, as set out in the attached audited, consolidated financial statements of McLeodUSA Media Group, Inc. and Subsidiaries (adjusted in the following schedules from US GAAP to UK GAAP).

The unaudited pro forma balance sheet has been prepared to show the effect on the balance sheet of Yell Finance B.V. as if the acquisition of McLeod had occurred on 31 March 2002. The unaudited pro forma profit and loss account has been prepared to show the effect on the profit and loss account of the acquisition of the Yell Group from BT on 22 June 2001 and the acquisition of McLeod on 16 April 2002, as if they had occurred on 1 April 2001. No account has been taken of trading results, interest charges or other transactions since 31 March 2002 for Yell Group and since 31 December 2001 for McLeod.

The unaudited pro forma financial information has been prepared on the basis that the acquisition of McLeod will be accounted for using acquisition accounting principles, with the goodwill arising being capitalised and amortised over 20 years. No account has been taken of any fair value adjustments that may arise on this acquisition.

The unaudited pro forma combined financial information does not take into account the £750 million (gross proceeds) capital raising proposed by our parent company. If the proposed capital raising effort is carried out, then Yell Finance B.V. and its subsidiaries would expect:

- to have reduced its long-term debt by approximately £600 million and, consequently, have a lower interest charge in future years;
- to incur a significant amount of exceptional costs. Our parent company estimates that on a consolidated basis it will incur approximately £83 million of cash costs and £69 million of non-cash expenses as a result of this capital raising. Most of these costs will be incurred by Yell Finance B.V. and its subsidiaries.

The unaudited pro forma combined financial information has been prepared for illustrative purposes only and, because of its nature, it may not give a true picture of:

- the financial position or results of Yell Finance B.V. had the acquisition of the Yell Group from BT and the acquisition of McLeod occurred on the dates assumed; or
- the result of operations of Yell Finance B.V. for any future period or its financial position at any future date.

Yell Finance B.V. also operated as a division of BT prior to its acquisition from BT on 22 June 2001 and, consequently, its operating results may have been different if it had operated as a stand-alone group.

The unaudited pro forma combined financial information should be read in conjunction with the aforementioned Form 6-K and the attached audited, consolidated financial statements of McLeodUSA Media Group, Inc. and Subsidiaries.

YELL FINANCE B.V.
PRO FORMA COMBINED PROFIT AND LOSS ACCOUNT
YEAR ENDED 31 MARCH 2002

(Unaudited)	Yell Finance B.V.	McLeod Actual: US GAAP	McLeod Actual: UK GAAP adjustments (Note 1)	McLeod Actual: UK GAAP	McLeod Actual: UK GAAP (Note 1)	Pro forma acquisition from BT adjustments (Note 2)	McLeod acquisition adjustments (Note 3)	Total
	£m	$m	$m	$m	£m	£m	£m	£m
Group turnover	865.4	298.4	-	298.4	210.1	-		[illegible]
Cost of sales	(387.0)	(107.1)	(80.5) (a)	(187.6)	(132.1)	-	-	(519.1)
Gross profit	478.4	191.3	(80.5)	110.8	78.0	-	-	556.4
Distribution costs	(24.0)	-	(13.4) (a)	(13.4)	(9.4)	-	-	(33.4)
Administrative expenses, excluding management charge	(302.8)	(172.3)	96.0 (a)(b)(d)	(78.3)	(53.8)	(13.9) (a)	2.2 (a)	(368.3)
Management fee, McLeodUSA, Inc.	-	(7.0)	(36.2) (c)	(43.2)	(30.4)	-	30.4 (c)	-
Total operating profit (loss)	151.6	12.0	(34.1)	(22.1)	(15.6)	(13.9)	32.6	154.7
Net interest (payable) receivable	(164.4)	(36.2)	36.2 (c)	-	-	(37.7) (b)(c)	(30.8) (c)	(232.9)
Loss on ordinary activities before taxation	(12.8)	(24.2)	2.1	(22.1)	(15.6)	(51.6)	1.8	(78.2)
Tax on loss on ordinary activities	(18.6)	(0.2)	-	(0.2)	(0.1)	11.3 (d)	5.3 (d)	(2.1)
Loss for the financial year	(31.4)	(24.4)	2.1	(22.3)	(15.7)	(40.3)	7.1	(80.3)

YELL FINANCE B.V.
PRO FORMA COMBINED BALANCE SHEET
AS AT 31 MARCH 2002

(Unaudited)	Yell Finance B.V.	McLeod Actual: US GAAP	McLeod Actual: UK GAAP adjustments (Note 1)	McLeod Actual: UK GAAP	McLeod Actual: UK GAAP (Note 1)	McLeod acquisition adjustments (Note 4)	Total
	£m	$m	$m	$m	£m	£m	£m
Fixed assets							
Intangible assets	1,640.5	316.1	(3.0) (d)	313.1	220.5	112.3 (a)	1,973.3
Tangible assets	30.0	36.3	-	36.3	25.6	-	55.6
Investment	2.1	-	-	-	-	-	2.1
Total fixed assets	1,672.6	352.4	(3.0)	349.4	246.1	112.3	2,031.0
Current assets							
Stocks	90.9	36.8	17.2 (b)	54.0	38.0	-	128.9
Debtors	337.3	88.3	-	88.3	62.2	-	399.5
Cash at bank and in hand	100.1	3.6	-	3.6	2.5	(26.3) (b)	76.3
Total current assets	528.3	128.7	17.2	145.9	102.7	(26.3)	604.7
Creditors: amounts falling due within one year							
Loans and other borrowings	(53.4)	-	-	-	-	(170.8) (c)	(224.2)
Other creditors	(146.7)	(43.2)	-	(43.2)	(30.4)	-	(177.1)
Total creditors: amounts falling due within one year	(200.1)	(43.2)	-	(43.2)	(30.4)	(170.8)	(401.3)
Net current assets	328.2	85.5	17.2	102.7	72.3	(197.1)	203.4
Total assets less current liabilities	2,000.8	437.9	14.2	452.1	318.4	(84.8)	2,234.4
Creditors: amounts falling due after more than one year							
Loans and other borrowings	(2,050.7)	-	-	-	-	(232.5) (d)	(2,283.2)
Payable to McLeodUSA, Inc. and its affiliates		(561.1)	-	(561.1)	-	-	-
Other creditors	-	(1.6)	-	(1.6)	(396.3)	395.2 (a)	(1.1)
Total creditors: amounts falling due after more than one year	(2,050.7)	(562.7)	-	(562.7)	(396.3)	162.7	(2,284.3)
Net liabilities	(49.9)	(124.8)	14.2	(110.6)	(77.9)	77.9	(49.9)
Capital and reserves							
Called up share capital	0.1	-	-	-	-	-	0.1
Share premium account	0.9	-	-	-	-	-	0.9
Profit and loss account (deficit)	(50.9)	(124.8)	14.2 (b) (d)	(110.6)	(77.9)	77.9 (a)	(50.9)
Equity shareholders' deficit	(49.9)	(124.8)	14.2	(110.6)	(77.9)	77.9	(49.9)

YELL FINANCE B.V.
NOTES TO PRO FORMA FINANCIAL INFORMATION

1) UK GAAP accounting policies adopted by Yell Finance B.V. differ in certain respects from US GAAP accounting policies adopted by McLeod. The differences, which are material to reconciling the historical, consolidated financial statements of McLeod to conform to Yell Finance B.V.'s accounting policies under UK GAAP, are detailed below:

a) McLeod includes direct production and distribution costs within cost of sales but excludes direct selling costs and doubtful debts. Yell Finance B.V. includes direct production, selling costs and doubtful debts within cost of sales but excludes distribution costs. McLeod's direct selling costs of approximately $78 million and doubtful debts of approximately $16 million are reclassified to be included in cost of sales, and distribution costs of approximately $13 million are removed from cost of sales and presented separately, to conform to Yell Finance B.V.'s accounting policies under UK GAAP. The effect of this adjustment is to increase cost of sales by $80,488,000 and distribution costs by $13,354,000 and decrease administrative expenses by $93,842,000.

b) In accordance with SAB 101, McLeod defers only direct and incremental production and selling costs (consisting of pre-press, paper, printing, binding and sales commissions) incurred in producing a directory, until the directory is published. However, Yell Finance B.V. defers all direct costs related to the publishing of a directory. Selling costs incurred by McLeod that were charged to expense in the period but relate to directories that have not been published as at 31 December 2001 are being capitalised as deferred expenses, to conform to Yell Finance B.V.'s accounting policy under UK GAAP. This effect of this adjustment is to increase stocks by $17,182,000 and decrease administrative expenses by $1,913,000.

c) McLeod includes management fees charged by McLeodUSA, Inc. that do not directly benefit the company within interest payable as an allocation of McLeodUSA, Inc. financing cost computed on a percentage of revenue basis. Under UK GAAP these management fees are included in administrative expenses because they were invoiced by McLeodUSA, Inc. as management fees. The effect of this adjustment is to increase management fees to McLeodUSA, Inc. and reduce interest payable by $36,202,000.

d) During 1999, McLeod established restructuring provisions under US GAAP as an increase to goodwill under US Emerging Issues Task Force 95-3, "Recognition of Liabilities in Purchase Accounting". Under UK GAAP, these costs cannot be taken to goodwill but instead must be treated as a post-acquisition cost and charged to the profit and loss account in the period incurred. Restructuring provisions established as an increase in goodwill are charged to the profit and loss account and amortisation expense on the related goodwill is reversed to conform with UK GAAP. The effect of this adjustment is to reduce intangible assets by $2,964,000 and decrease administrative expenses by $228,000.

The actual UK GAAP financial information in respect of McLeod has been translated from US dollars into pounds sterling at an exchange rate of US $ 1.42 : £1.00.

YELL FINANCE B.V.
NOTES TO PRO FORMA FINANCIAL INFORMATION

2) The pro forma profit and loss account adjustments have been prepared to show the effect on the profit and loss account of the acquisition of the Yell Group from BT on 22 June 2001, as if the acquisition had occurred on 1 April 2001, all of which are expected to have a continuing effect:

	Additional goodwill amortisation	Additional interest charge	Total
	£m	£m	£m
Administrative expenses (note a)	(13.9)	-	(13.9)
Net interest payable			
Senior credit facilities (note b)	-	(17.7)	(17.7)
Senior notes (note b)	-	(12.5)	(12.5)
Subordinated parent company loan (note b)	-	(13.3)	(13.3)
Loans from BT on acquisition of Yellow Book USA (note c)	-	5.8	5.8
	-	(37.7)	(37.7)
Tax on loss on ordinary activities (note d)	-	11.3	11.3

(a) Represents the additional amortisation charge on the incremental goodwill arising on the acquisition of the Yell Group from BT which would have arisen in the 82-day period from 1 April 2001 to 21 June 2001 had the acquisition occurred on 1 April 2001.

(b) Represents the additional interest charge in respect of the loans and other borrowings raised on the acquisition of the Yell Group from BT which would have arisen in the 82-day period from 1 April 2001 to 21 June 2001 had the acquisition occurred on 1 April 2001.

(c) Represents the elimination of interest expense actually incurred in the period 1 April 2001 to 21 June 2001 on the $300.0 million long-term notes issued by BT as part of the funding of the Yellow Book acquisition in 1999. These notes were repaid on the acquisition of the Yell Group from BT.

(d) A tax credit at the corporate tax rate of 30.0% has been recognised in relation to the additional interest charges which are deductible against UK profits.

YELL FINANCE B.V.
NOTES TO PRO FORMA FINANCIAL INFORMATION

3) The pro forma profit and loss account adjustments in respect of the acquisition of McLeod, all of which are expected to have a continuing effect, comprise:

	Goodwill amortisation	Management charge from McLeodUSA	Interest on additional debt raised	Total
	£m	£m	£m	£m
Administrative expenses (note a)	2.2	-	-	2.2
Management fee, McLeodUSA Inc. (note b)	-	30.4	-	30.4
Net interest payable (note c)				
Senior credit facilities of $250.0 million	-	-	(11.6)	(11.6)
Bridge facility of $250.0 million	-	-	(17.8)	(17.8)
Amortisation of deferred finance costs incurred on senior credit facilities	-	-	(1.4)	(1.4)
	-	-	(30.8)	(30.8)
Tax on loss on ordinary activities (note d)	-	-	5.3	5.3

(a) Relates to the amortisation charge in respect of goodwill arising on the acquisition of McLeod. The adjustment is calculated as the difference between:
- A fully year's amortisation charge of £16.6 million, assuming an estimated life of 20 years goodwill, in respect of the goodwill of £332.8 million arising on the acquisition of McLeod, being the difference between the purchase consideration of £429.6 million and the net tangible assets acquired of £96.8 million, prior to taking account of any fair value adjustments which may arise on the acquisition; and
- The aggregate actual amortisation charge of £18.8 million in respect of McLeod's existing goodwill and other intangible assets prior to the acquisition for the year ended 31 December 2001.

(b) Represents the elimination of the management fee of £30.4 ($43.2) million charged by McLeodUSA, Incorporated, the parent company of McLeod, which did not directly benefit McLeod and which management believes will not be incurred for the periods following the acquisition of McLeod by the Company.

(c) Relates to the full year's interest charge on the additional external loans and other borrowings raised to fund the McLeod acquisition and the related finance costs. These borrowings include a £176.1 ($250.0) million senior credit facility and a £176.1 ($250.0) million bridge facility financing. The pro forma interest charge on the senior credit facility has been calculated at a rate of 6.7% and the pro forma interest charge on the bridge facility has been calculated at a rate of 10.3%, these being the applicable interest rates on the date of the acquisition of McLeod.

(d) A tax credit has been recognised in relation to the interest on the bridge facility which can be deducted against UK profits at the corporate tax rate of 30.0%. No tax credit has been recognised in relation to the interest on the senior credit facility raised by the US subsidiaries as these subsidiaries are in a tax loss position.

YELL FINANCE B.V.
NOTES TO PRO FORMA FINANCIAL INFORMATION

4) The pro forma balance sheet adjustments in respect of the acquisition of McLeod comprise.

	£m
Fixed assets	112.3
Intangible assets (note a)	
Current assets	
Cash at bank and in hand (note b)	(26.3)
Total current assets	(26.3)
Creditors: amounts falling due within one year	
Loans and other borrowings (note c)	(170.8)
Net current assets	(197.1)
Total assets less current liabilities	(84.8)
Creditors: amounts falling due after more than one year	
Loans and other borrowings (note d)	(232.5)
Other creditors (note a)	395.2
Total creditors: amounts falling due after more than one year	162.7
Net assets	77.9
Capital and reserves	
Profit and loss account (note a)	77.9

(a) Represents the additional goodwill of £112.3 million arising on the acquisition of McLeod after deducting the net assets acquired of £317.3 million (after extinguishing the amount payable of £395.2 ($561.1) million to McLeodUSA, Inc.) from the purchase consideration of £429.6 million. No account has been taken of any fair value adjustments which may arise on the acquisition.

(b) Represents the £26.3 million of unrestricted cash paid on the acquisition of McLeod from the Company's available cash balances.

(c) Represents the £176.1 million bridge facility, offset by deferred finance costs of £5.3 million.

(d) Represents the £176.1 million senior credit facility and an additional £61.7 million subordinated non-cash pay loan from the parent company, offset by deferred finance costs of £5.3 million.

Selected Yell Group and McLeod Operational Information

The tables below set out selected operational data for the Yell Group and McLeod for the periods indicated. The selected unaudited operational information presented below has been extracted without material adjustment from Yell Group and McLeod unaudited management information and third-party sources.

	Year ended or at 31 March		
	2000	2001	2002
Yell Group Operational Information[1]			
UK information			
Directory editions published[2]	83	84	89
Directories advertisers[3] (thousands)	605	654	678
Total advertisements[4] (thousands)	803	861	898
Unique advertisers[5] (thousands)	378	418	438
Turnover per unique advertiser (pounds)	1,309	1,239	1,234
Unique advertiser market penetration[6] (%)	19.7	21.6	22.1
Unique advertiser retention rate[7] (%)	82.7	82.5	79.5
Copies distributed (millions)		28.9	29.1
Free-line entries (millions)[8]	1.8	1.8	1.8
US information: Yellow Book[9]			
Directory editions published[10]		306	272
Directories advertisers[3] (thousands)		251	246
Total advertisements[4] (thousands)		1,157	1,224
Unique advertisers[5] (thousands)		152	166
Turnover per unique advertiser (pounds)		1,450	1,711
Unique advertiser market penetration[11] (%)		n/a	9.3
Unique advertiser retention rate[7] (%)		74.0	70.1
Copies distributed (millions)		22.1	26.8
Free-line entries (millions)[8]		3.3	3.6

	Year ended or at 31 December		
	1999	2000	2001
McLeod Operational Information			
Directory editions published	169	229	260
Directories advertisers[3] (thousands)	176	251	297
Total advertisements[4] (thousands)	540	920	1,067
Unique advertisers[5] (thousands)	166	202	231
Turnover per unique advertiser (pounds)	895	886	910
Unique advertiser market penetration[6] (%)	15	13	10
Unique advertiser retention rate[7] (%)		70	72
Copies distributed (millions)	17.0	25.6	32.6
Free-line entries (millions)[8]	1.0	1.3	2.1

(1) Refers to our UK printed directories and US printed directories only.

(2) Number of editions that have been recognised for revenue purposes, including Yellow Pages and Business Pages directories.

(3) Number of businesses advertising in individual directories that were billed during the period. No adjustment is made for businesses advertising in two or more directories.

(4) In the United Kingdom, this measures the number of billed advertisements accounted for in the period. In the United States, this measures total advertisments published, both revenue- and non-revenue-generating. The number for McLeod includes promotional and free advertising.

(5) Number of unique advertisers in printed directories that were recognised for revenue purposes and have have been billed. Unique advertisers are counted only once regardless of the number of advertisements they purchase or the number of directories in which they advertise. For Yellow Book, the number includes internet accounts and a small number of duplicates between regions.

(6) Number of unique printed directory advertisers as a proportion of the number of companies with business telephone numbers in Yell's business records.

(7) Proportion of advertisers that have renewed their advertising from the preceding publication. In the United Kingdom, this measure excludes national and key accounts where retention is very high, as well as ex-customers who were excluded by Yell because of bad debt.

(8) A free-line entry is a business listing in a directory at no charge. In respect of Business Pages in the United Kingdom and in respect of Yellow Book and McLeod directories in the United States, businesses with more than one free-line entry will be counted once per entry and businesses listed in multiple directories are also counted more than once.

(9) No information is provided for periods prior to our 2001 financial year, the first full year that the financial results of Yellow Book USA were included within the Yell Group's combined financial results. Data for unique advertisers, turnover per unique advertiser and unique advertiser retention rate differ from previously reported numbers following further integration of our US information systems which eliminated duplication in calculating the number of unique advertisers. This restatement has had no effect on the Group's reported earnings.

(10) The number of directory editions for Yellow Book includes prototypes and books that were published twice during the period.

(11) The number of unique printed directory advertisers as a proportion of the total number of companies in Yellow Book's markets as measured by third-party research as of October 2001.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 13 2002

YELL FINANCE B.V.
(Registrant)

By: ______________________
Name: John Davis
Title: Chief Financial Officer